Exhibit 99.1

TransAlta Announces Clean Energy Initiatives and Provides 2019 Outlook

CALGARY, Dec. 17, 2018 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today an investment in the Tidewater gas pipeline and an investment in a wind project in the Alberta market. The Company also provided its outlook for 2019. In summary, TransAlta will:

  exercise its option to acquire 50 percent ownership in the gas pipeline connecting Tidewater Midstream and Infrastructure Ltd.'s ("Tidewater") Brazeau River Complex to TransAlta's generating units at Sundance and Keephills;
  invest $275 million in our 207 MW Windrise wind project, which was selected by the Alberta Electric System Operator ("AESO") as one of the two successful projects in the Renewable Electricity Program ("REP") Round 3; and
  expect to deliver between $270 million and $330 million of free cash flow in 2019.

"We are excited to be building a wind project in Alberta with a long-term contract backed by the Alberta government," said Dawn Farrell, President and Chief Executive Officer. "We are also very pleased to be entering into a strong partnership with Tidewater. The Tidewater pipeline, which is currently under construction, is a key building block in our strategy to convert our coal plants to gas and extends their lives well into the 2030s."

Tidewater Pipeline

TransAlta has exercised its option to acquire 50 percent ownership in the Tidewater gas pipeline. Tidewater will construct and operate the 120 km natural gas pipeline, which will have an initial throughput of 130 MMcf/d with the potential to expand to approximately 440 MMcf/d. The pipeline will allow TransAlta to increase the amount of natural gas it co-fires at its Sundance and Keephills coal-fired units, resulting in lower carbon emissions and costs. As well, the pipeline will provide a significant amount of the gas required for the full conversion of the coal units to natural gas. The investment for TransAlta will amount to approximately $90 million. Construction of the pipeline commenced last month and the pipeline is expected to be fully operational by the second half of 2019. TransAlta's investment is subject to final regulatory approvals.

Alberta Renewable Energy Program Project - Windrise

Our 207 MW Windrise wind project was selected by the AESO as one of the two successful projects in the third round of the Renewable Electricity Program. The Windrise facility, which is in the county of Willow Creek, is underpinned by a 20-year Renewable Electricity Support Agreement with the AESO. The project is expected to cost approximately $275 million and is targeted to reach commercial operation during the second quarter of 2021.

The combined annualized EBITDA from these two projects, based on the first full-year of operation, is in the range of $30 million to $40 million.

Outlook

In addition to these growth initiatives, TransAlta also provided its 2019 Outlook.

For 2019, we expect our annual free cash flow ("FCF") to be in the range of $270 million to $330 million. This range reflects the expiry of the Mississauga contract, the step down in the Poplar Creek contract, and capacity factors for the Sundance units consistent with 2018 levels. The forecast assumes power prices in Alberta to be in the range of $50/MWh to $60/MWh and assumes the current Alberta Carbon Competitiveness Incentive Regulations remain in place throughout 2019.

The following table provides additional details underlying our guidance:

Measure	Target
Comparable EBITDA(1)	$875 million to $975 million
FCF (1)	$270 million to $330 million
Dividend	$0.16 per share, 14 to 17 percent payout of FCF

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$50 to $60
Alberta Contracted	$50 to $55
Mid-C Spot (US$)	$20 to $25
Mid-C Contracted (US$)	$47 to $53

Other assumptions relevant to 2019 outlook:

Sustaining Capital	$160 million to $190 million
Productivity Capital	$10 million to $15 million
Sundance coal capacity factor	30%
Hydro/Wind Resource	Long term average

(1) These items are not defined under IFRS. Presenting these items provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Free Cash Flow, Discussion of Segmented Comparable Results, and Earnings and Other Measures on a Comparable Basis sections of TransAlta's 2018 third quarter management discussion and analysis for additional information

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the exercise of the option to acquire 50 percent ownership in the Tidewater gas pipeline, and the receipt of all necessary regulatory approvals in connection with the exercise of such option; the investment of $275 million in our 207 MW Windrise wind project; the 2019 outlook, including the 2019 expected annual Comparable EBITDA, FCF and dividend, Alberta and Mid-C power prices, sustaining capital, productivity capital, coal capacity factor and hydro and wind resources. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments, including as it pertains to the Alberta capacity market; the Federal and/or Provincial governments not implementing legislation or regulations facilitating the conversion from coal generation to gas generation; the Federal and/or Provincial governments adopting different carbon prices rules; changes in economic and competitive conditions; inability to secure natural gas supply and the construction of a natural gas pipeline on terms satisfactory to the Company; increased construction costs or construction delays; the introduction of disruptive sources of energy or capacity; changes in the price for natural gas and electricity, including expected pricing in Alberta and Mid-C; decreased demand for energy or capacity; Canadian coal capacity factors and hydro and wind resources being lower than expected; availability of financing; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2018/17/c3005.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:30e 17-DEC-18